UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

52736R102

(CUSIP Number)

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, California 94111

(415) 501-4885

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	13D/A	Page 1 of 4

1.	NAMES OF REPORTING PERSONS Joshua E. Prime
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 2,723,210 (1)
	8.	SHARED VOTING POWER: 1,361,857 (2)
	9.	SOLE DISPOSITIVE POWER: 2,723,210 (1)
	10.	SHARED DISPOSITIVE POWER: 1,361,857 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,085,067 (1) (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.0% (3)
14.	TYPE OF REPORTING PERSON: IN
(1)

Consists of 47,652 shares of Class B Common Stock and 4,166 shares of Class A Common Stock held by Mr. Prime in his individual capacity, 740,832 shares of Class B Common Stock held by the Walter J. Haas 2020 Trust 1A, 1,554,083 shares of Class B Common Stock held by the Walter J. Haas 2020 Trust 2A, and 376,477 shares of Class B Common Stock held by the Walter J. Haas 2021 Trust 1A, for each of which the reporting person serves as trustee. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(2)

Consists of 1,171,089 shares of Class B Common Stock held by Mr. Prime’s spouse, 10,000 shares of Class B Common Stock held by Haas Prime Family 2012 Trust, for which the reporting person serves as co-trustee, and 180,768 shares of Class B Common Stock held by Mr. Prime’s spouse as custodian for others. The reporting person disclaims beneficial ownership of all of the shares reported in this Schedule 13D/A, except to the extent of his pecuniary interest therein.

(3)

Based on 97,567,627 total shares of Class A Common Stock outstanding on November 28, 2021, as reported by the issuer’s transfer agent, plus the assumed conversion of 4,080,901 shares of Class B Common Stock deemed beneficially owned by Mr. Prime, as described herein, into shares of Class A Common Stock.

CUSIP No. 52736R102	13D/A	Page 2 of 4

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D relates to Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Levi Strauss & Co., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the reporting person on February 18, 2020, as amended by Amendment No. 1 to Schedule 13D filed by the reporting person on April 7, 2020 (as amended, the “Schedule 13D”). The items below modify the information disclosed under the corresponding item of the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The address of the principal executive office of the Issuer is: 1155 Battery Street, San Francisco California, 94111.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby replaced with the following:

(a) The Reporting Person beneficially owns an aggregate of 4,166 shares of Class A Common Stock and 4,080,901 shares of Class B Common Stock, which are convertible into shares of Class A Common Stock at the option of the holder, which together represent approximately 4.0% of the issued and outstanding Class A Common Stock. This percentage is based on 97,567,627 total shares of Class A Common Stock outstanding on November 28, 2021, as reported by the Issuer’s transfer agent, plus the assumed conversion of 4,080,901 shares of Class B Common Stock deemed beneficially owned by the Reporting Person, as described in this Schedule 13D, into shares of Class A Common Stock. The Reporting Person disclaims beneficial ownership of all of the shares reported in this Statement, except to the extent of his pecuniary interest therein.

(b) The Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Row 7 of cover page hereto.

(ii)	Shared power to vote or to direct the vote: See Row 8 of cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Row 9 of cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Row 10 of cover page hereto.

(c) The Reporting Person serves as the sole trustee of the Walter J. Haas 2020 Trust 1A, which holds 740,832 shares of Class B Common Stock, the Walter J. Haas 2020 Trust 2A, which holds 1,554,083 shares of Class B Common Stock, and the Walter J. Haas 2021 Trust 1A, which holds 376,477 shares of Class B Common Stock. In his capacity as trustee of the foregoing trusts, the Reporting Person has the sole power to vote and dispose of the shares held by the trusts, and therefore the Reporting Person is deemed to beneficially own the shares held by such trusts.

On December 6, 2021, certain trusts for which the Reporting Person serves as trustee distributed an aggregate of 1,509,174 shares of Class B Common Stock to a trust beneficiary. Such shares are no longer deemed beneficially owned by the Reporting Person.

(d) The shares held by the Walter J. Haas 2020 Trust 1A, the Walter J. Haas 2020 Trust 2A and the Walter J. Haas 2021 Trust 1A are held for the benefit of Walter J. Haas and his descendants.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock as of December 6, 2021.

CUSIP No. 52736R102	13D/A	Page 3 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by incorporating by reference the information set forth in Item 5 above.

CUSIP No. 52736R102	13D/A	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2022

/s/ Joshua E. Prime
Joshua E. Prime